SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------
                                 SCHEDULE 14D-1/A
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                              --------------------
                               TEL OFFSHORE TRUST
                            (Name of Subject Company)
                              --------------------
                          MAGNUM HUNTER RESOURCES, INC.
                                    (Bidder)
                              --------------------
Units of Beneficial Interest                              872382 10 6
(Title of Class of Securities)             (CUSIP Number of Class of Securities)

                            Morgan F. Johnston, Esq.
                             Vice President, General
                              Counsel and Secretary
                          Magnum Hunter Resources, Inc.
                         600 East Las Colinas Boulevard
                                   Suite 1200
                               Irving, Texas 75039
                                 (972) 401-0752
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)
                              --------------------
                                   Copies to:
                             David E. Morrison, Esq.
                             Thompson & Knight, P.C.
                         1700 Pacific Avenue, Suite 3300
                               Dallas, Texas 75201
                                 (214) 969-1700
                              --------------------

                                  TENDER OFFER

     A Tender Offer Statement on Schedule 14D-1 was filed by Magnum Hunter Resources, Inc., a Nevada corporation ("Purchaser"), on January 28, 1998 in connection with the offer by Purchaser to purchase 2,261,770 Units of beneficial interest (the "Units"), of TEL Offshore Trust, a trust created under the laws of the State of Texas (the "Trust"), or such other number of Units that, together with the Units owned by Purchaser represents 51% of the Trust's outstanding Units on the date of purchase, at $5.80 per Unit, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase dated January 28, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto.

     On February 23, 1998, the Purchaser amended its offer by offering to purchase 2,261,770 Units of the Trust or such other number of Units that, together with the Units owned by Purchaser represents 51% of the Trust's outstanding Units on the date of purchase, at a revised purchase price of $5.50 per Unit, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer to Purchase(as modified pursuant to that certain supplemental letter to Unitholders dated February 23, 1998, a copy of which is attached hereto as Exhibit (a)(11)).

Item 11.    Material to Be Filed as Exhibits

      (a)(l) Offer to Purchase, dated January 28, 1998. Previously filed and incorporated herein by reference.
      (a)(2) Letter of Transmittal. Previously filed and incorporated herein by reference.
      (a)(3) Notice of Guaranteed Delivery. Previously filed and incorporated herein by reference.
      (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. Previously filed and incorporated herein by reference.
      (a)(5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. Previously filed and incorporated herein by reference.
      (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. Previously filed and incorporated herein by reference.
      (a)(7) Form of Summary Advertisement, dated January 28, 1998. Previously filed and incorporated herein by reference.
      (a)(8) Text of Press Release, dated January 28, 1998, issued by Purchaser. Previously filed and incorporated herein by reference.
      (a)(9) Cover Letter, dated January 28, 1998, from Purchaser to Unit holders of the Trust. Previously filed and incorporated herein by reference.
      (a)(10)     Text of Press Release, dated February 23, 1998, issued by
                  Purchaser.
      (a)(11)     Supplemental Letter dated February 23, 1998.
      (b)(1) Amended and Restated Credit Agreement, dated April 30, 1997, between Magnum Hunter Resources, Inc. and Bankers Trust Company, et al. (Incorporated by Reference to Registration Statement on Form S-4, File No. 333-31149)
      (b)(2) First Amendment to Amended and Restated Credit Agreement dated April 30, 1997, between Magnum Hunter Resources, Inc. and Bankers Trust Company, et al (Incorporated by Reference to Registration Statement on Form S-4 File No. 333-31149)
      (b)(3) Second Amendment to the Amended and Restated Credit Agreement dated April 30, 1997, between Magnum Hunter Resources, Inc.and Bankers Trust Company, et al (Incorporated by Reference to Form 10-QSB for the period ended September 30, 1997).
      (c)(1) Letter Agreement between Oklahoma Oil Corporation, Chip Langston and Magnum Hunter Resources, Inc.
      (c)(2) Amendment to Letter Agreement between Oklahoma Oil Corporation, Chip Langston and Magnum Hunter Resources,Inc.
      (d)         None.
      (e)         Not applicable.
      (f)         None.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 23, 1998


MAGNUM HUNTER RESOURCES, INC.


By:     /s/   GARY C. EVANS
-------------------------------------
Name:   Gary C. Evans
Title:  President and Chief Executive Officer

                                  EXHIBIT INDEX

      (a)(10)     Text of Press Release, dated February 23, 1998, issued by
                  Purchaser.
      (a)(11)     Supplemental Letter dated February 23, 1998.
      (c)(1) Letter Agreement between Oklahoma Oil Corporation, Chip Langston and Magnum Hunter Resources, Inc.
      (c)(2) Amendment to Letter Agreement between Oklahoma Oil Corporation, Chip Langston and Magnum Hunter Resources,Inc.